FORM 4                                              OMB APPROVAL
                                                OMB Number:    3235-0287
[ ] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...0.5
    continue.
    See Instruction 1(b).

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                     1940


1.  Name and Address of Reporting Person*

     Harding           William                J.
       (Last)          (First)           (Middle)

    1221 Avenue of the Americas
                (Street)

    New York            N.Y.              10020
      (City)          (State)              (Zip)


2. Issuer Name and Ticker or Trading Symbol

   InterNAP Network Services Corporation ("INAP")


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)


4. Statement for
   Month/Year

           07/2000


5. If Amendment
   Date of Original
   (Month/Year)


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)
      X  Director                      10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)
    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirecat
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Inst. 3         Indirect    Owner-
                                     Day/                              (A or               and 4)           (I)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)

Common Stock                        7/31/00     J1           46,750      A       0          46,750           D









Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

FORM 4 (continued)Table II--Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and  8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount        of        of de-     ship       of
   Security             Exer-      Date      Code      tive         cisable   of Under-     Deriv-    rivative   Form       In-
   (Instr. 3)           cise       (Month/   (Instr.   Securi-      and       lying         ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-       Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties          ity       Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.       (Instr.   ficially   ity        Owner-
                        vative                         Disposed     (Month/   3 and         5)        Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)                      at End     or In-     (Instr.
                        ity                            (Instr.      Year)                             of         direct     4)
                                                       3, 4 and                                       Month      (I)
                                                       5)                                             (Instr.    (Instr.
                                                                                                       4)         4)

                                                                                     Amount
                                                              Date     Expir-        Number
                                                              Exer-    ration        of
                                          Code V  (A)  (D)    cisable  Date   Title  Shares

N/A



Explanation of Responses:
1 The Reporting Person received 46,750 shares of Common Stock as distributions-in-kind from Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.

**Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


Roche Image Analysis Systems, Inc.


By: /s/ William J. Harding                 8/10/00
  --------------------------------     -------------------------
   **Signature of Reporting Person           Date
   Name: Willaim J. Harding                                              Page 2
                                                                SEC 1474 (7-96)